Portions of this document have been omitted pursuant to a request for confidential treatment. The omitted portions are marked ****** and have been filed separately with the Commission.

CONSOLIDATED WATER CO. LTD.
The Regatta Office Park
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-4277

March 5, 2012

VIA EDGAR AND FAX (202-772-9361)

Mr. Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0405

RE:       Consolidated Water Co. Ltd. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 16, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

File No. 0-25248

Dear Mr. Mew:

We are responding to your February 3, 2012 comment letter. For your reference, we included each comment in the letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Material Expenditures and Commitments, page 42

1.	We note your response to comment 3 of our letter dated December 29, 2011. We continue to believe you should include disclosure of construction project commitments that are legally binding. In this regard, the contractual obligations table can be accompanied by footnotes which describe these legally binding obligations. Please revise your disclosure to include commitments relating to legally binding construction projects. Refer to Item 303(a)(5)(i) of Regulation S-K.

Response:

We will disclose legally binding construction project obligations in the contractual obligations table in future filings. Please be aware that no such construction project obligations were outstanding as of December 31, 2011 or as of the date of this correspondence.

Item 8. Financial Statements and Supplementary Data, page 44

Notes to Consolidated Financial Statements, page 50

Note 2. Accounting Policies, page 50

Goodwill and Intangible Assets, page 51

2.	We note your response to comment 5 of our letter dated December 29, 2011. Please update your response to provide us a summary of your Step 1 results from your most recent annual goodwill impairment test conducted in the fourth quarter of fiscal 2011. Further, please also provide us with a reconciliation of the fair value of your reporting units to your market capitalization as of October 1, 2011, and explain the underlying reasons for the difference. Lastly, update your critical accounting policies disclosure to discuss the significant estimates, factors, assumptions, and the degree of uncertainty associated with the key assumptions used in your most recent fiscal 2011 goodwill impairment tests, including the consideration given to the Cayman government restructuring the terms of your license to employ a rate of return on invested capital model.

Response:

The summary of the results of our evaluation of the possible impairment of our goodwill as of October 1, 2011 and a reconciliation of the fair value of our reporting units to their carrying values is as follows:

	Fair Value of	Book Value of
Reporting Unit	Invested Capital	Invested Capital
	(in 1,000s)

Retail segment	$100,100	$65,712
Bulk segment	82,100	77,415
Services segment	4,100	4,020

Subtotal	186,300	$147,147
Less debt	17,249
Fair Value of Equity	$169,051

As of October 1, 2011, our market capitalization was $114.7 million, as compared to our computed fair value of $169.1 million per the step 1 analysis above. This difference represented a 47.3% premium to our market capitalization. Since our stock trades on a minority interest basis, we assessed the reasonableness of this implied control premium when compared to observable control premiums for the industry and the market in general. The interquartile range for all transactions and financial only transactions in the industry was 8.3% to 39.4% and 8.1% to 48.2%, respectively, with medians of 22.0% and 23.6%, respectively. The interquartile range for financial only transactions in the general market was 6.7% to 43.9%, with a median of 20.8%. The median observable control premium for all transactions for the market in general was 25.2% (Factset Mergerstat / BVR Control Premium Study). These observations provide support for the implied control premium. In addition, several factors are contributing to the undervaluation of our shares in the market. These factors include a lack of institutional support, the relative high amount of short-interest in our stock and the negative outlook that the market has regarding the outcome of our license renewal negotiations with Cayman government. Accordingly, we deemed reasonable the implied control premium and the overall valuation of our Company and its reporting units.

The significant estimates, factors and assumptions used in our analysis are set forth in the following additional language, which will be incorporated in our goodwill disclosure in Note 2 to the Consolidated Financial Statements to be included in our 2011 Form 10-K.

“For each of the years in the three-year period ended December 31, 2011 the Company estimated the fair value of each of its reporting units by applying the discounted cash flow method, the subject company stock price method, the guideline public company method, and the mergers and acquisitions method.

The discounted cash flow method relied upon a seven-year discrete projections of operating results, working capital and capital expenditures, along with a terminal value subsequent to the discrete period. These seven-year projections were based upon historical and anticipated future results, general economic and market conditions, and considered the impact of planned business and operational strategies. The discount rates for the calculations represented the estimated cost of capital for market participants at the time of each analysis. The Company did not adjust its projections for any possible impact of negotiations underway with the Cayman Islands government for the renewal of its exclusive retail license.

Portions of this document have been omitted pursuant to a request for confidential treatment. The omitted portions are marked ****** and have been filed separately with the Commission.

The Company also estimated the fair value of each of its reporting units for each of the years in the three-year period ended December 31, 2011 through reference to the quoted market prices for the Company and guideline companies and the market multiples implied by guideline merger and acquisition transactions. The Company also performed an analysis reconciling the conclusions of value for the reporting units to the Company’s market capitalization at October 1, 2011.

Based upon its discounted cash flows and market price analyses, no impairment charges were required for the Company’s goodwill for any of the years in the three year period ended December 31, 2011.”

******

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 1. Financial Statements, page 4

Notes to Condensed Consolidated Financial Statements, page 7

Note 7. Investment in OC-BVI, page 12

Baughers Bay Dispute, page 13

3.	We note your response to comment 8 of our letter dated December 29, 2011. We read your statement that the carrying value of your investment in OC-BVI represents its market value based upon the discounted cash flows derived by OC-BVI from two sources: (1) the $10.4 million settlement award by the Supreme Court (of which $5 million has been paid to date) and (2) OC-BVI’s contract with the BVI government for water supplied from OC-BVI’s Bar Bay plant. Please address the following:

•	Provide to us the most recent other than temporary impairment analysis including the key assumptions used, and the relative probabilities assigned to each assumption. Please ensure your response addresses the probability assigned to the collection of the remaining settlement award by the Supreme Court.

•	Expand your critical accounting estimates disclosure to provide sensitivity with regard to the potential impairment charge that could result from a partial or full non-payment of the remaining amounts owned from the BVI government.

Response:

We engaged an independent valuation firm to assist us with our most recent “other than temporary” impairment analysis for our investment in OC-BVI. We are providing you via separate correspondence with the report prepared by this firm. Such analysis was completed in March 2010 for our fourth quarter ended December 31, 2009. As a result of this analysis we recorded an impairment charge to reduce the carrying value of our investment in OC-BVI by $4.5 million during the quarter ended December 31, 2009. It has not been necessary to update this analysis since March 2010 as events and circumstances since March 2010 have not required us to change the underlying assumptions used for this analysis. Specifically, the BVI government has paid OC-BVI an additional $3 million on the Court award of $10.4 million since March 2010, the BVI government has met its obligations under the Bar Bay contract since March 2010, and the Appellate Court has yet to issue its ruling on the appeal.

Our impairment analysis assumed a 100% probability for the collection of the remainder of the settlement award by the Court. We have disclosed this assumption in the critical accounting policies and footnote disclosures in our filings, as noted in the following underlined excerpt from our most recent Form 10-Q for the quarterly period ended September 30, 2011:

“Based upon the estimated fair value determined as of December 31, 2010 and the developments since that date to the date of this filing, the Company concluded that no impairment loss was required to be recognized on its investment in OC-BVI during the year ended December 31, 2010 or the nine months ended September 30, 2011. These conclusions assume that the BVI government will fulfill its obligations under the Bar Bay Agreement and that OC-BVI will collect all of the $10.4 million awarded by the Court (of which only $5 million has been received to date).”

Pursuant to your comment that we expand our critical accounting estimates disclosure to provide sensitivity with regard to the potential impairment charge that could result from a partial or full non-payment of the remaining amounts owed from the BVI government, we will add the additional disclosure underlined below to our 2011 Form 10-K and subsequent filings.

“The remaining carrying value of our investment in OC-BVI as of December 31, 2011 of $6.6 million assumes that the BVI government will ultimately pay OC-BVI the full amount awarded by the Eastern Supreme Court in its 2009 rulings. To date, the BVI government has paid only $5 million of the $10.4 million awarded by this court. The BVI government has appealed these rulings, and the Eastern Caribbean Court of Appeals could ultimately overturn the rulings of the Eastern Supreme Court or require the BVI government to pay OC-BVI an amount lower than the amount awarded by the Eastern Supreme Court. Should the BVI government be successful in its appeal to reduce the $10.4 million Court award, we will be required to record charges that will reduce our earnings by an amount approximately equal to 44% of any reduction of the $10.4 million previously awarded by the Court. If the BVI government is successful in its appeal, or if the BVI government fails to honor the terms of the contract for the Bar Bay plant, the actual cash flows from OC-BVI could vary materially from the expected cash flows we used in determining OC-BVI’s fair value as of December 31, 2011, and we would be required to record an additional loss to reduce the carrying value of our investment in OC-BVI. Such impairment loss would reduce our earnings and could have a material adverse impact on our results of operations and financial condition.”

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

/s/ David Sasnett

David Dasnett

Chief Financial Officer

cc: Milwood Hobbs, Staff Accountant

Frederick W. McTaggart, Chief Executive Officer

Leslie J. Croland, P.A.